SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference call connection details

3Q18 Earnings Calls     Thursday, November 1, 2018

Live Webcast (www.voegol.com.br/ri)

In English 11:00 a.m. (US EDT) 12:00 p.m. (Brasília) Phone: +1 (412) 317-5453 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10120814	In Portuguese 1:30 p.m. (Brasília) 12:30 p.m. (US EDT) Phone: +55 (11) 3193-1001 / +55 (11) 2820-4001 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 7022239#

1

In 3Q18, Brazil’s premiere airline achieves a 6% EBIT margin and grows net revenues by 8%

Operating Income for the third quarter reached R$181 million

São Paulo, November 1, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the third quarter of 2018 (3Q18) and for the nine months of 2018 (9M18). All information is presented in accordance with IFRS, in Brazilian Reais (R$) and all comparisons are with the third quarter of 2017 (3Q17) and for the nine months of 2017 (9M17), unless otherwise stated.

Summary

Improved operating indicators: RPKs increased by 2.2% to 9.9 billion in 3Q18, mainly due to a 4.5% increase in the number of transported passengers. As a result of strong passenger demand and GOL’s continued focus on revenue management, the Company was able to achieve (i) an average yield per passenger of 27.44 cents (R$), an increase of 6.5% compared to 3Q17, (ii) an average load factor of 79.1%, a decrease of 1.1 p.p compared to 3Q17, and (iii) on-time performance of 92.1% in 3Q18 according to Infraero.

Strong revenue growth: the combination of higher demand and optimized pricing resulted in net revenue for the quarter of R$2.9 billion, an increase of 8.3% compared to 3Q17. Net RASK was 23.22 cents (R$) in 3Q18, an increase of 4.5% over 3Q17. Net PRASK increased 5.0% over 3Q17, reaching 21.70 cents (R$). Average fare increased by 4.2% from R$299 to R$312. GOL’s 2018 net revenue guidance is approximately R$11.5 billion.

Controlled cost environment: due to higher jet fuel prices, total CASK in 3Q18 increased 11.5% to 21.77 cents (R$) relative to 3Q17. On an ex-fuel basis, CASK fell by 3.4%. GOL remains the cost leader in South America for the 17th consecutive year.

Solid margins: While the average price of jet fuel increased by 3.7% in 3Q18 over 2Q18, the combination of stronger pricing, higher demand, and R$10 million of operating results in hedging, permitted GOL’s EBIT margin to reach 6.2% in 3Q18, the ninth consecutive quarter of profitable results. Operating income (EBIT) in 3Q18 was R$180.5 million, a reduction of 44.5% compared to 3Q17 (R$325.4 million). EBITDA margin was 12.3% in 3Q18, a decrease of 5.0 p.p. q-o-q. EBITDAR margin was 22.5% in 3Q18, down by 3.4 p.p. q-o-q over 3Q17. GOL’s 2018 EBIT margin guidance is approximately 11%.

Balance sheet strengthening: While the Real depreciated 3.8% against the U.S. dollar in 3Q18 (end of period) causing a net exchange and monetary variation loss of R$187.3 million, net debt (excluding perpetual bonds) to LTM EBITDA was 3.2x as of September 30, 2018, up versus June 30, 2018 (2.9x) and improving versus a year-ago metrics (3.4x). Total liquidity, including cash, financial investments, restricted cash and accounts receivable, totaled R$3.0 billion, flat in comparison to June 30, 2018 and an increase by R$871.6 million versus a year ago. The combination of GOL’s operational cash flow generation of R$460.8 million in the quarter and stable cash liquidity increased the Company’s financial flexibility.

Preliminary IFRS 16: As a result of the mandatory adoption of IFRS 16 as of January 1, 2019, our preliminary valuation shows an estimate of a significant reduction in adjusted net debt, as well as an improvement in the net adjusted debt to LTM EBITDA ratio.

Guidance: GOL’s 2018 and 2019 guidance is on page 17 of this document.

2

            Management’s Comments on Results

“Our team was successful in their efforts to produce solid results this third quarter. The traditional July high season was impacted by the accelerated appreciation of the US Dollar against the Real, higher jet fuel prices and a booking curve impacted by the hangover from the nationwide trucking strike that occurred in May. However, despite this adverse scenario, we remain focused on delivering the best flight experience to our clients with a differentiated, high quality product through new, modern aircraft that connect our main markets with the most convenient schedules and frequencies, while relentlessly focusing on cost efficiency”, commented Paulo Kakinoff, CEO

Through dynamic yield management and flexible capacity management, shifting aircraft from our international to our domestic network, GOL was able to maximize results, as the strong dollar increased the demand for domestic flights. “GOL’s response was possible due to our unique and standardized fleet of 737 aircraft,” added Paulo Kakinoff, CEO.

In August, GOL received its second 737 MAX 8 aircraft, which has better fuel efficiency and range of up to 6,500 km. “Our new Boeing 737 MAX 8 aircraft, with next-gen technology, will offer customers all the convenience and comfort of GOL's flights, including in-flight internet and entertainment, eco-leather seats with ample leg room, and free on-board drinks and meals,” said Kakinoff.

In September, GOL announced the expansion of international destinations, with four nonstop flights per week to Cancun Mexico, from its Brasilia hub. The initiation of flights to GOL’s new destination in Mexico is scheduled for June 2019. These flights will be operated with new Boeing 737 MAX 8 aircraft that allow GOL to offer nonstop flights from Brazil to any destination in Latin America.

      On November 4, GOL will initiate nonstop flights from Brasilia and Fortaleza to the international airports of Miami and Orlando. At approximately 6,079 kilometers, the Brasilia to Orlando flight will be the world’s longest regular flight made with a 737. In December 2018, GOL will begin operating nonstop flights to Quito, Ecuador, with three weekly nonstops from Guarulhos International to Mariscal Sucre International. “We will be the only airline operating between Brazil and Ecuador with no stops or connections,” concluded Kakinoff.

GOL remains as the Corporate Segment leader with 34.0% of tickets sales during 3Q18 and 32.3% of 9M18, according to ABRACORP. Also, GOL remains the lowest-cost airline in South America for the 17th consecutive year. With simplified and standardized fleet and the lean and productive operations GOL has a significant and sustainable competitive advantage over peers. “We remain committed to reduce our cost of debt and improve our liquidity and leverage profile. On September 30, 2018, the net debt (ex-perpetual bonds) to EBITDA LTM ratio was of 3.2x, and total liquidity was R$3.0 billion,” said Richard Lark, CFO.

In October, GOL successfully concluded a liability management and refinancing exercise on debentures issued by its wholly-owned subsidiary, Gol Linhas Aéreas S.A. (”GLA”), fully-amortizing the total amount of R$1.0 billion and issuing a new single series of non-convertible and unsecured debentures in the amount of R$887.5 million, resulting in a net indebtedness reduction of R$137.5 million. The new debentures were issued at a yield of 120.0% of the Brazilian CDI interbank rate (approximately 7.68% in BRL; this represents a substantial reduction compared to the retired debt, whose cost was of 132.0% of the Brazilian CDI) with quarterly interest payments of approximately R$17.0 million and semi-annually principal payments of approximately R$148.0 million (final payment to be made on September 28, 2021). "This transaction is additional deleveraging of GOL’s balance sheet and better matches GLA’s operating cash flow generation with the amortization of its liabilities,” said Richard Lark, GOL’s CFO. “The issuance reduced the Company's cost of debt and improved its credit metrics”, added Richard Lark.

Also in October, the Company announced its intention to effect a corporate reorganization, including the merger of Smiles. The Reorganization seeks to ensure the long-term competitiveness of the Group, aligning the interests of all stakeholders, reinforcing capital structure, simplifying corporate governance, reducing operating, administrative and financing costs and expenses, and increasing the market liquidity for shareholders.

3

Operating and Financial Indicators

Traffic data – GOL (in millions)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
RPK GOL – Total	9,853	9,638	2.2%	28,180	27,334	3.1%
RPK GOL – Domestic	8,923	8,559	4.3%	25,229	24,367	3.5%
RPK GOL – International	930	1,079	-13.8%	2,951	2,967	-0.5%
ASK GOL – Total	12,458	12,015	3.7%	35,552	34,481	3.1%
ASK GOL – Domestic	11,128	10,582	5.2%	31,527	30,596	3.0%
ASK GOL – International	1,330	1,433	-7.2%	4,025	3,885	3.6%
GOL Load Factor – Total	79.1%	80.2%	-1.1 p.p	79.3%	79.3%	0.0 p.p
GOL Load Factor – Domestic	80.2%	80.9%	-0.7 p.p	80.0%	79.6%	0.4 p.p
GOL Load Factor – International	70.0%	75.3%	-5.3 p.p	73.3%	76.4%	-3.1 p.p
Operating data	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Average Fare (R$)	312	299	4.2%	311	288	8.1%
Revenue Passengers - Pax on board ('000)	8,677	8,303	4.5%	24,520	23,774	3.1%
Aircraft Utilization (block hours/day)	11.8	12.3	-3.6%	11.9	12.0	-0.7%
Departures	63,918	63,761	0.2%	186,609	185,744	0.5%
Total Seats (‘000)	11,177	10,667	4.8%	31,889	31,081	2.6%
Average Stage Length (km)	1,089	1,106	-1.5%	1,094	1,090	0.3%
Fuel Consumption (mm liters)	359	351	2.1%	1,038	1,015	2.3%
Full-time Employees (at period end)	15,115	15,277	-1.1%	15,115	15,277	-1.1%
Average Operating Fleet[5]	111	109	1.7%	110	109	1.6%
On-time Departures	92.1%	95.6%	-3.5 p.p	93.2%	95.4%	-2.2 p.p
Flight Completion	98.6%	98.3%	0.3 p.p	98.5%	98.4%	0.1 p.p
Passenger Complaints (per 1000 pax)	1.59	1.38	15.1%	1.91	1.39	38.0%
Lost Baggage (per 1000 pax)	2.01	1.93	3.8%	1.97	2.02	-2.5%
Financial data	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net YIELD (R$ cents)	27.44	25.76	6.5%	27.14	25.09	8.2%
Net PRASK (R$ cents)	21.70	20.66	5.0%	21.51	19.89	8.2%
Net RASK (R$ cents)	23.22	22.23	4.5%	23.09	21.52	7.3%
CASK (R$ cents)	21.77	19.52	11.5%	21.05	19.78	6.4%
CASK ex-fuel (R$ cents)	13.24	13.70	-3.4%	13.34	13.79	-3.2%
CASK ex-fuel[4] (R$ cents)	14.06	13.67	2.9%	14.13	13.79	2.5%
Breakeven Load Factor	74.1%	70.4%	3.7 p.p	72.2%	72.8%	-0.6 p.p
Average Exchange Rate [1]	3.9505	3.1640	24.9%	3.6055	3.1750	13.6%
End of period Exchange Rate [1]	4.0039	3.1680	26.4%	4.0039	3.1680	26.4%
WTI (avg. per barrel. US$) [2]	69.43	48.20	44.0%	66.79	49.36	35.3%
Price per liter Fuel (R$) [3]	2.84	1.94	45.9%	2.50	1.98	26.0%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.56	0.42	34.5%	0.54	0.39	36.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Excluding results of sale and sale-leaseback transactions; 5. Average operating fleet excluding aircraft in sub-leasing and MRO. *3Q17 and 9M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 5.2% and demand increased by 4.3% in 3Q18. As a result, the Company’s domestic load factor reached 80.2%, a decrease of 0.7 p.p. when compared to 3Q17. GOL transported 8.2 million domestic passengers in the quarter, an increase of 5.3% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

4

International market - GOL

GOL’s international supply decreased by 7.2% and international demand decreased 13.8% in 3Q18 compared to 3Q17.  The Company’s international load factor in 3Q18 was 70.0%, decreasing 5.3 p.p. over 3Q17. During the quarter, GOL transported 0.4 million passengers in the international market, a decrease of 12.6% when compared to the third quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,918, an increase of 0.2% in 3Q18 over 3Q17. The total number of seats available to the market was 11.2 million in the third quarter of 2018, an increase of 4.8% over the same period in 2017.

PRASK, Yield and RASK

Net PRASK increased by 5.0% in the quarter when compared to 3Q17, reaching 21.70 cents (R$), driven by a growth in net passenger revenue of 8.9% in the quarter. GOL’s Net RASK was 23.22 cents in (R$) 3Q18, an increase of 4.5% over 3Q17. Net yield increased by 6.5% in 3Q18 over 3Q17, reaching 27.44 cents (R$), driven by a 4.2% increase in GOL’s average fare.

For reference, below is a comparison of passenger and ancillary (cargo and other) revenue for the quarterly periods in 2017 and 2018 in accordance with IFRS15.

Net Operating Revenue/ASK (R$ cents)		1Q	2Q	3Q	4Q
Passenger	2018	22.53	20.11	21.70	-
	2017	20.21	18.63	20.66	22.17
Cargo and Other	2018	1.33	1.95	1.52	-
	2017	1.35	2.04	1.57	1.63

                * Value for 4Q17 was not reviewed by the independent auditors.

5

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net operating revenues	2,892.4	2,670.6	8.3%	8,210.5	7,422.0	10.6%
Passenger	2,703.2	2,482.7	8.9%	7,648.3	6,857.7	11.5%
Cargo and Other	189.2	187.9	0.7%	562.2	564.3	-0.4%
Operating Costs and Expenses	(2,712.1)	(2,345.3)	15.6%	(7,483.2)	(6,819.2)	9.7%
Salaries, wages and benefits	(486.8)	(479.2)	1.6%	(1,381.1)	(1,274.9)	8.3%
Salaries, wages and benefits - Operations	(369.6)	(374.4)	-1.3%	(1,022.0)	(977.4)	4.6%
Salaries, wages and benefits – Other	(117.1)	(104.8)	11.8%	(359.1)	(297.5)	20.7%
Aircraft fuel	(1,063.2)	(699.3)	52.1%	(2,740.1)	(2,064.8)	32.7%
Taxes on aircraft fuel	(155.6)	(107.7)	44.5%	(412.6)	(328.5)	25.6%
Aircraft Fuel (ex-taxes)	(907.6)	(591.5)	53.4%	(2,327.6)	(1,736.3)	34.1%
Aircraft rent	(296.6)	(229.2)	29.4%	(801.0)	(712.6)	12.4%
Sales and marketing	(148.3)	(162.8)	-8.9%	(428.2)	(404.7)	5.8%
Landing fees	(186.6)	(168.5)	10.7%	(542.1)	(488.0)	11.1%
Passenger costs	(122.4)	(109.3)	12.1%	(346.0)	(324.9)	6.5%
Services Provided	(165.0)	(157.0)	5.1%	(439.6)	(432.8)	1.6%
Maintenance materials and repairs	(89.6)	(90.2)	-0.6%	(288.8)	(310.6)	-7.0%
Depreciation and amortization	(174.2)	(136.3)	27.8%	(489.8)	(361.9)	35.4%
Other	20.7	(113.6)	NM	(26.5)	(444.1)	-94.0%
Equity Income	0.2	0.1	58.9%	0.4	0.3	38.5%
Operating Result (EBIT)	180.5	325.4	-44.5%	727.6	603.0	20.7%
EBIT Margin	6.2%	12.2%	-6.0 p.p	8.9%	8.1%	0.8 p.p
Financial Results	(385.9)	28.7	NM	(1,865.0)	(496.2)	275.9%
Interest on loans	(184.7)	(168.1)	9.9%	(523.4)	(573.7)	-8.8%
Gains from financial investments	88.0	22.8	286.3%	170.9	71.7	138.5%
Exchange and monetary variations	(187.3)	242.9	NM	(1,249.3)	162.6	NM
Derivatives net results	5.3	32.2	-83.5%	(1.4)	8.2	NM
Other expenses (revenues) net	(107.2)	(101.1)	6.0%	(261.8)	(164.9)	58.7%
Income (Loss) before income taxes	(205.4)	354.1	NM	(1,137.4)	106.9	NM
Pre-tax Income Margin	-7.1%	13.3%	-20.4 p.p	-13.9%	1.4%	-15.3 p.p
Income Tax	(103.5)	136.1	NM	(222.6)	208.8	NM
Current income tax	84.0	(43.3)	NM	(7.5)	(197.7)	-96.2%
Deferred income tax	(187.5)	179.4	NM	(215.1)	406.4	NM
Net income (loss)	(308.9)	490.2	NM	(1,360.0)	315.6	NM
Net Margin	-10.7%	18.4%	-29.1 p.p	-16.6%	4.3%	-20.9 p.p
Minority Interest	100.4	160.4	-37.4%	227.8	300.9	-24.3%
Net income (loss) after minority interest	(409.2)	329.9	NM	(1,587.8)	14.7	NM
Net Margin after minority interest	-14.1%	12.4%	-26.5 p.p	-19.3%	0.2%	-19.5 p.p
Earnings per Share (EPS) after minority interest R$	(1.17)	0.95	NM	(4.55)	0.04	NM
Weighted average shares outstanding MM	348.8	347.7	0.3%	348.8	347.7	0.3%
Earnings per ADS Equivalent in US$	(0.59)	0.60	NM	(2.53)	0.03	NM
Weighted average ADSs outstanding MM	174.4	173.9	0.3%	174.4	173.9	0.3%

*3Q17 and 9M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Net revenue

Net revenue in 3Q18 was R$2.9 billion, an increase of 8.3% when compared to 3Q17, with RPKs increasing by 2.2%, to 9,853 million in 3Q18. Cargo revenues, loyalty program revenues and other ancillary revenues represented R$189.2 million in 3Q18, a 0.7% increase compared to 3Q17, mainly due to an increase in the loyalty program revenues and cargo revenue versus the year-ago quarter.

GOL’s load factor decreased by 1.1 p.p. to 79.1% in the quarter, as demand growth was lower in relation to the increase in ASKs. Average fares increased by 4.2%, from R$299 to R$312, driving a 6.5% increase in yield. In 9M18, average fares reached R$311, an 8.1 % increase y-o-y.

6

Operating expenses

Total CASK grew by 11.5% compared to 3Q17, from 19.52 cents (R$) to 21.77 cents (R$), mainly due to a 45.9% increase in the price per liter of jet fuel and a 24.9% depreciation of the Real against the average US Dollar. CASK ex-fuel decreased 3.4% y-o-y, supported by high fleet productivity and operational results from sale of aircraft, partially offset by an increase in aircraft rent, and higher depreciation driven by capitalized maintenance on aircraft components (including engines).

GOL’s breakeven load factor increased by 3.7 p.p., reaching 74.1% vs. 70.4% in 3Q17, primarily due to operating expenses growth of 15.6% in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Salaries, wages and benefits	(486.8)	(479.2)	1.6%	(1,381.1)	(1,274.9)	8.3%
Salaries, wages and benefits - Operations	(369.6)	(374.4)	-1.3%	(1,022.0)	(977.4)	4.6%
Salaries, wages and benefits - Other	(117.1)	(104.8)	11.8%	(359.1)	(297.5)	20.7%
Aircraft fuel	(1,063.2)	(699.3)	52.1%	(2,740.1)	(2,064.8)	32.7%
Taxes on aircraft fuel	(155.6)	(107.7)	44.5%	(412.6)	(328.5)	25.6%
Aircraft Fuel (ex-taxes)	(907.6)	(591.5)	53.4%	(2,327.6)	(1,736.3)	34.1%
Aircraft rent	(296.6)	(229.2)	29.4%	(801.0)	(712.6)	12.4%
Sales and marketing	(148.3)	(162.8)	-8.9%	(428.2)	(404.7)	5.8%
Landing fees	(186.6)	(168.5)	10.7%	(542.1)	(488.0)	11.1%
Passenger costs	(122.4)	(109.3)	12.1%	(346.0)	(324.9)	6.5%
Services	(165.0)	(157.0)	5.1%	(439.6)	(432.8)	1.6%
Maintenance, materials and repairs	(89.6)	(90.2)	-0.6%	(288.8)	(310.6)	-7.0%
Depreciation and Amortization	(174.2)	(136.3)	27.8%	(489.8)	(361.9)	35.4%
Other operating expenses	20.7	(113.6)	NM	(26.5)	(444.1)	-94.0%
Total operating expenses	(2,712.1)	(2,345.3)	15.6%	(7,483.2)	(6,819.2)	9.7%
Operating expenses ex- fuel	(1,648.9)	(1,646.0)	0.2%	(4,743.1)	(4,754.4)	-0.2%
Operating expenses per ASK (R$ cents)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Salaries, wages and benefits	(3.91)	(3.99)	-2.0%	(3.88)	(3.70)	5.1%
Salaries, wages and benefits - Operations	(2.97)	(3.12)	-4.8%	(2.87)	(2.83)	1.4%
Salaries, wages and benefits - Other	(0.94)	(0.87)	7.8%	(1.01)	(0.86)	17.1%
Aircraft fuel	(8.53)	(5.82)	46.6%	(7.71)	(5.99)	28.7%
Taxes on aircraft fuel	(1.25)	(0.90)	39.3%	(1.16)	(0.95)	21.8%
Aircraft Fuel (ex-taxes)	(7.29)	(4.92)	48.0%	(6.55)	(5.04)	30.0%
Aircraft rent	(2.38)	(1.91)	24.8%	(2.25)	(2.07)	9.0%
Sales and marketing	(1.19)	(1.35)	-12.1%	(1.20)	(1.17)	2.6%
Landing fees	(1.50)	(1.40)	6.8%	(1.52)	(1.42)	7.8%
Passenger costs	(0.98)	(0.91)	8.1%	(0.97)	(0.94)	3.3%
Services	(1.32)	(1.31)	1.4%	(1.24)	(1.26)	-1.5%
Maintenance, materials and repairs	(0.72)	(0.75)	-4.2%	(0.81)	(0.90)	-9.8%
Depreciation and amortization	(1.40)	(1.13)	23.3%	(1.38)	(1.05)	31.3%
Other operating expenses	0.17	(0.95)	NM	(0.07)	(1.29)	-94.2%
CASK	(21.77)	(19.52)	11.5%	(21.05)	(19.78)	6.4%
CASK excluding fuel expenses	(13.24)	(13.70)	-3.4%	(13.34)	(13.79)	-3.2%

*3Q17 and 9M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

Aircraft fuel costs per ASK increased by 46.6% compared to 3Q17 to 8.53 cents (R$), mainly due to a 45.9% increase in the fuel price per liter, as a result of the 34.5% increase in international jet fuel prices.

Salaries, wages and benefits per ASK decreased by 2.0% to 3.91 cents (R$) over 3Q17, primarily due to the 3.7% increase in ASKs, partially offset by labor contingency payments and annual cost of living adjustments.

Aircraft rent per ASK increased by 24.8% in relation to 3Q17, to 2.38 cents (R$), mainly due to the 24.9% depreciation of the Real against the average US Dollar.

7

Sales and marketing per ASK decreased 12.1% in relation to 3Q17, to 1.19 cent (R$), impacted by lower advertising costs in 3Q18.

Landing fees per ASK increased by 6.8% compared to 3Q17 to 1.50 cent (R$), due to higher landing fees, navigation fees and airport parking fees.

Passenger costs per ASK increased 8.1% in relation to 3Q17, to 0.98 cent (R$), due to increased reimbursement of tickets increased accommodation costs, and higher on board service costs.

Services per ASK costs increased by 1.4% in relation to 3Q17, to 1.32 cent (R$), mainly due to higher contracted freight services, parcels and aircraft components, and the impact of the US dollar appreciation on international services, partially offset by the 3.7% increase in ASKs.

Maintenance materials and repairs per ASK decreased by 4.2% in relation to 3Q17, to 0.72 cent (R$), due to higher capitalization of rotables and components (including engines) repair, and the 3.7% increase in ASKs, partially offset by higher costs from aircraft returns.

Depreciation and amortization per ASK increased 23.3% in relation to 3Q17, to 1.40 cent (R$), due to higher capitalized maintenance on key aircraft components (including engines).

Other expenses per ASK decreased in 3Q18, mainly due to R$103.4 million of operational results from sales of 737 aircraft during 3Q18.

Operating result

Operating income (EBIT) in the third quarter was R$180.5 million, a decrease of 44.5% compared to the same period in 2017. 3Q18 operating margin was 6.2%, a decrease of 6.0 p.p. in relation to 3Q17. On a per available seat-kilometer basis, EBIT was 1.45 cent (R$) in 3Q18, compared to 2.71 cents (R$) in 3Q17 (a decrease of 46.5%).

EBITDA in 3Q18 totaled R$354.7 million in the period, a decrease of 23.2% over 3Q17. The impact of the increase in RASK of 0.99 cent (R$) and the increase in CASK ex-depreciation of 1.99 cent (R$) resulted in an EBITDA per available seat-kilometer of 2.85 cents (R$) in 3Q18, a reduction of 0.99 cent (R$) compared to 3Q17.

EBITDAR in 3Q18 totaled R$651.3 million in the period, a decrease of 5.7% over 3Q17. On a per available seat-kilometer basis, EBITDAR was 5.23 cents (R$) in 3Q18, compared to 5.75 cents (R$) in 3Q17 (a decrease of 9.1%).

EBITDAR Calculation (R$ cents/ASK)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net Revenues	23.22	22.23	4.5%	23.09	21.52	7.3%
Operating Expenses	(21.77)	(19.52)	11.5%	(21.05)	(19.78)	6.4%
EBIT	1.45	2.71	-46.5%	2.05	1.75	17.0%
Depreciation and Amortization	(1.40)	(1.13)	23.3%	(1.38)	(1.05)	31.3%
EBITDA	2.85	3.84	-25.9%	3.42	2.80	22.4%
EBITDA Margin	12.3%	17.3%	-5.0 p.p	14.8%	13.0%	1.8 p.p
Aircraft Rent	(2.38)	(1.91)	24.8%	(2.25)	(2.07)	9.0%
EBITDAR	5.23	5.75	-9.1%	5.68	4.87	16.7%
EBITDAR Margin	22.5%	25.9%	-3.4 p.p	24.6%	22.6%	2.0 p.p

*3Q17 and 9M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

8

Operating Margins (R$ MM)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
EBIT	180.5	325.4	-44.5%	727.6	603.0	20.7%
EBIT Margin	6.2%	12.2%	-6.0 p.p	8.9%	8.1%	0.8 p.p
EBITDA	354.7	461.7	-23.2%	1.217.4	964.9	26.2%
EBITDA Margin	12.3%	17.3%	-5.0 p.p	14.8%	13.0%	1.8 p.p
EBITDAR	651.3	690.9	-5.7%	2.018.4	1.677.5	20.3%
EBITDAR Margin	22.5%	25.9%	-3.4 p.p	24.6%	22.6%	2.0 p.p

*3Q17 and 9M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net income (loss)¹	(308.9)	490.2	NM	(1,360.0)	315.6	NM
(-) Income taxes	(103.5)	136.1	NM	(222.6)	208.8	NM
(-) Net financial result	(385.9)	28.7	NM	(1,865.0)	(496.2)	275.9%
EBIT	180.5	325.4	-44.5%	727.6	603.0	20.7%
(-) Depreciation and amortization	(174.2)	(136.3)	27.8%	(489.8)	(361.9)	35.4%
EBITDA	354.7	461.7	-23.2%	1,217.4	964.9	26.2%
(-) Aircraft rent	(296.6)	(229.2)	29.4%	(801.0)	(712.6)	12.4%
EBITDAR	651.3	690.9	-5.7%	2,018.4	1,677.4	20.3%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses;

*3Q17 and 9M17 results has been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

¹ Net income (loss) before minority interest

Net financial result

Net financial expense was R$385.9 million, an increase of R$414.6 million compared to 3Q17. Due to the appreciation of the USD in the period, interest expense increased by R$16.6 million versus 3Q17, to R$184.7 million. Derivatives net results were R$26.9 million lower than 3Q17. Exchange and monetary variations were negative of R$187.3 million in 3Q18, compared to gains of R$ 242.9 million in the same period of 2017.

|   Interest expense totaled R$184.7 million in 3Q18, an increase of 9.9% over 3Q17, mainly due to increased expenses on foreign currency debt obligations from the increase of the U.S dollar in the period.

|   Gains from financial investments totaled R$88.0 million in 3Q18, mainly due to gains on financial investments and investments funds.

|   Net exchange and monetary variation totaled a loss of R$187.3 million in 3Q18, due to the 3.8% depreciation of the Brazilian Real vs. US Dollar (final exchange rate for the period), from R$3.86 per dollar as of June 30, 2018 to R$4.00 per dollar as of September 30, 2018.

|   Net result of derivatives was R$5.3 million in 3Q18, in comparison to a result of R$32.2 million in 3Q17.

|   Other financial expenses totaled R$107.2 million negative in 3Q18, in comparison to a negative R$101.1 million in 3Q17.

9

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 3Q18, GOL registered a net gain of R$15.7 million from hedge operations, a R$5.3 million gain of which was accounted for in the Company’s financial results and R$10.4 million gain recorded in operating results.

|   Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating gain of R$12.9 million in 3Q18.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in gains of R$0.5 million in 3Q18.

Income taxes

Consolidated income tax in the third quarter of 2018 represented an expense of R$103.5 million, compared to a positive deferred income taxes of R$136.1 million in 3Q17. On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A and, based on financial projections, recognized an income tax benefit totaling R$193.0 million. GLA has tax credits on net loss carryforwards of approximately R$1.9 billion. The Company (GLAI) has tax credits of R$58.2 million, of which R$57.0 million are related to tax loss carry forwards and R$1.2 million related to temporary differences, with realization supported by GOL’s long-term plan.

Subsidiary Smiles Fidelidade S.A.

In 3Q18, based on CPC 47 (Customer Contract Revenue) and Normative Instruction 1771 from the Brazilian Tax Authority (Secretaria da Receita Federal), Smiles recorded extemporaneous tax credits on the provision for mileage breakage in the amount of R$259 million on the balance sheet and R$59 million in income, net of tax effects, considering that taxation must occur only at the expiration of miles. Total net income was R$212.1 million, with a net margin of 80.5%. Net revenue in 3Q18 increased by 21.1% to R$263.3 million, compared to R$217.5 million in 3Q17, due to the increase in redemption and breakage revenue. Operating income was R$227.1 million and operating margin was 86.2%, an increase of 12.8 p.p. versus the year-ago period. The following table is a summary of the results of GOL’s Smiles subsidiary:

Operating Data (billion)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Miles Accrual (ex-GOL)	24.4	20.4	19.6%	67.3	55.7	20.9%
Program Redemptions	22.9	17.1	33.9%	60.9	49.5	23.0%
Financial Information (R$ million)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Total Gross Billings	588.4	500.4	17.6%	1,649.0	1,396.0	18.1%
Net Revenues	263.3	217.5	21.1%	708.6	664.9	6.6%
Operating Income	227.1	159.6	42.3%	541.6	504.2	7.4%
Operating Margin	86.2%	73.4%	12.8 p.p	76.4%	75.8%	0.6 p.p
Net Income	212.1	335.1	-36.7%	481.3	637.6	-24.5%
Net Margin	80.5%	154.0%	-73.5 p.p	67.9%	95.9%	-28.0 p.p

*3Q17 and 9M17 results have been restated based on IFRS 15.

10

Net income and Earnings per Share (EPS)

In 3Q18, net loss after minority interest was R$409.2 million compared to net gain of R$329.9 million during 3Q17. The 3Q18 result was impacted by the negative exchange and monetary rate variation of R$187.3 million compared to the positive exchange and monetary variation in 3Q17 of R$242.9 million.

(R$ MM)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net income (loss) before exchange and monetary variations	(121.5)	247.3	NM	(110.7)	153.0	NM
Exchange and monetary variations	(187.3)	242.9	NM	(1,249.3)	162.6	NM
Net income (loss)	(308.9)	490.2	NM	(1,360.0)	315.6	NM
Minority Interest	100.4	160.4	-37.4%	227.8	300.9	-24.3%
Net income (loss) after minority interest	(409.2)	329.9	NM	(1,587.8)	14.7	NM
Weighted average shares outstanding	348.8	347.7	0.3%	348.8	347.7	0.3%
EPS in R$ before minority interest	(0.89)	1.41	NM	(3.90)	0.91	NM
EPS in R$ after minority interest	(1.17)	0.95	NM	(4.55)	0.04	NM
EPS in R$ before exchange and monetary variations	(0.64)	0.25	NM	(0.97)	(0.43)	128.2%
Weighted average ADS outstanding	174.4	173.9	0.3%	174.4	173.9	0.3%
Earnings per ADS in US$ before min. interest	(0.45)	0.89	NM	(2.16)	0.57	NM
Earnings per ADS in US$ after min. interest	(0.59)	0.60	NM	(2.53)	0.03	NM
Earnings per ADS in US$ before exchange and mon. var.	(0.32)	0.16	NM	(0.54)	(0.27)	100.9%

*3Q17 and 9M17 results have been restated based on IFRS 15.

Earnings per share were a negative of R$1.17 in 3Q18 versus a positive R$0.95 for the third quarter of 2017. The number of shares used for the calculation was 348,773,660 in 3Q18 and 347,716,938 in 3Q17, using a ratio of 35 common shares per preferred share.

Earnings per ADS were negative of US$0.59 in 3Q18, compared to a positive of US$0.60 for the third quarter of 2017. The weighted average number of ADSs was 174.4 million in 3Q18 and 173.9 million in 3Q17, according to the current ratio of the number of preferred shares per ADS (2:1), which came into effect in November 2017.

Cash Flow

As of September 30, 2018, total liquidity (comprised by cash, cash equivalents, short-term investments, restricted cash and accounts receivable) was R$3.0 billion, flat in comparison to June 30, 2018 and increased by R$871.6 million versus a year ago.

Operating activities generated R$460.8 million in 3Q18, mainly due to operating income and actions that strengthened working capital.

Investment activities consumed a net R$332.5 million in the quarter, mainly due to (i) capex payments (engine maintenance and pre delivery payments related to the acquisition of aircraft and intangible) totalizing R$211.4 million and; (ii) fund investments dedicated exclusively for unsettled derivative operations, promptly convertible into cash in the amount of R$121.1 million. Net cash flow was positive by R$128.3 million for the quarter.

Financing activities in 3Q18 used R$159.2 million, mainly due to loan payments of R$111.8 million and R$63.0 million of financial lease payments in 3Q18.

11

Consolidated Cash Flow Summary (R$mm)(1)	3Q18	3Q17	% Var.	2Q18	% Var.
Net Income (Loss) for the Period	(308.9)	490.2	NM	(1,272.0)	-75.7%
Adjustment of Non-Cash Items	864.3	(23.0)	NM	1,362.5	-36.6%
Net Income (Loss) After Adjusting Non-Cash Items	555.5	467.2	18.9%	90.5	NM
Net Cash Provided by Operating Activities	460.8	620.3	-25.7%	588.7	-21.7%
Net Cash Used in Investment Activities	(332.5)	(201.0)	65.4%	(430.4)	-22.8%
Net Cash Flow (2)	128.3	419.3	-69.4%	158.2	-18.9%
Net Cash Used in Financing Activities	(159.2)	(71.7)	122.0%	(245.9)	-35.3%
Net Increase (decrease) in Cash, Cash Equivalents and A/R	(30.9)	347.6	NM	(87.7)	-64.8%
Cash at beginning of period	2,097.5	910.6	130.4%	2,096.3	0.1%
Accounts receivable at beginning of period	923.0	859.9	7.3%	1,011.9	-8.8%
Cash at end of period	1,933.8	1,156.3	67.2%	2,097.5	-7.8%
Accounts receivable	1,055.8	961.8	9.8%	923.0	14.4%
Total Liquidity	2,989.6	2,118.1	41.2%	3,020.5	-1.0%

1-    Some items reclassified for clearer presentation.

2-    Net Income (Loss) after adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

Fleet

Final	3Q18	3Q17	% Var.	2Q18	% Var.
Boeing 737s	120	120	0	119	+1
800 NG	92	92	0	92	0
700 NG	26	28	-2	26	0
MAX 8	2	0	+2	1	+1
By rental type	3Q18	3Q17	% Var.	2Q18	% Var.
Financial Leases	25	31	-6	27	-2
Operating Leases	95	89	+6	92	+3

At the end of 3Q18, GOL’s total fleet was 120 Boeing 737 aircraft with 119 aircraft in operation and one aircraft subleased for another airline. Two aircraft MAX 8 were in operation on routes. At the end of September 2017, of total of 120 Boeing 737 aircraft, GOL was operating 116 aircraft on routes. The four remaining aircraft were sub-leased to another airline.

GOL has 95 aircraft under operating leasing arrangements and 25 aircraft under financial lease structures. 25 aircraft have a purchase option at the end of their lease contracts.

The average age of the fleet was 9.8 years at the end of 3Q18. On September 30, the Company had 133 firm Boeing 737 MAX orders, comprised of 103 737 MAX 8 orders and 30 737 MAX 10 orders, allowing complete fleet renewal by 2028. GOL expects to end the year with 6 MAX 8 aircraft in the fleet.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	120	122	125
Aircraft Commitments (R$ million)*	-	1,351.8	3,679.7	61,783.2	66,814.7
Pre-Delivery Payments (R$ million)	118.5	558.9	844.0	9,482.8	11,004.2

* Considers aircraft list price.

12

Liquidity and Indebtedness

As of September 30, 2018, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.0 billion, an increase of R$871.6 million versus a year ago. Accounts receivable, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, totaled R$ 1.1 billion, an increase of 9.8% over 3Q17.

Liquidity (R$ MM)	3Q18	3Q17	% Var.	2Q18	% Var.
Cash, cash equivalents and restricted cash	1,933.8	1,156.3	67.2%	2,097.5	-7.8%
Short-Term Accounts Receivable	1,055.8	961.8	9.8%	923.0	14.4%
Total Liquidity	2,989.6	2,118.1	41.2%	3,020.5	-1.0%
Total Liquidity as % of LTM Net Revenues	26.3%	20.6%	5.7 p.p	27.4%	-1.1 p.p
Indebtedness (In R$MM, except when otherwise indicated)	3Q18	3Q17	% Var.	2Q18	% Var.
Loans and Financings	1,800.8	1,229.2	46.5%	1,802.6	-0.1%
Debt Issuance	4,436.1	2,946.3	50.6%	4,310.0	2.9%
Aircraft Rent	479.1	273.2	75.3%	525.6	-8.9%
Aircraft Financing	1,288.3	1,472.1	-12.5%	1,393.4	-7.5%
Total Loans and Financings	8,004.2	5,920.9	35.2%	8,031.7	-0.3%
Short-Term Debt	2,083.7	585.8	255.7%	1,534.2	35.8%
Debt in US$	255.4	184.9	38.1%	289.6	-11.8%
Debt in BRL	1,061.3	0.0	NM	417.7	154.1%
Long-Term Debt	5,920.5	5,335.0	11.0%	6,497.5	-8.9%
Debt in US$	1,478.7	1,365.0	8.3%	1,524.4	-3.0%
Debt in BRL	0.0	1,010.6	NM	619.5	NM
Perpetual Notes	530.4	419.7	26.4%	510.8	3.8%
Accumulated Interest	111.0	45.6	143.3%	175.6	-36.8%
Operating Leases (off-balance)¹	6,351.5	5,133.1	23.7%	6,073.7	4.6%
Debt and Leverage (R$MM)	3Q18	3Q17	% Var.	2Q18	% Var.
Gross Debt ex-perpetual notes (R$ MM)	7,473.9	5,501.2	35.9%	7,520.9	-0.6%
LTM Aircraft Rent x 7 years[2]	7,196.8	5,831.2	23.4%	6,724.6	7.0%
Gross Adjusted Debt (R$ MM)	14,670.7	11,332.4	29.5%	14,245.5	3.0%
Cash (R$ MM)	1,933.8	1,156.3	67.2%	2,097.5	-7.8%
Net Adjusted Debt[3] (R$ MM)	12,736.8	10,176.1	25.2%	12,147.9	4.8%
% of debt in foreign currency	85.1%	81.6%	3.5 p.p	85.5%	-0.4 p.p
% of debt in Short-Term	26.0%	9.9%	16.1 p.p	19.1%	6.9 p.p
% of debt in Long-Term	74.0%	90.1%	-16.1 p.p	80.9%	-6.9 p.p
Total of Loans and Financings	8,004.2	5,920.8	35.2%	8,031.7	-0.3%
- Perpetual notes	530.4	419.7	26.4%	510.8	3.8%
- Cash, equivalents, short-term inv. and restricted cash	1,933.8	1,156.3	67.2%	2,097.5	-7.8%
= Net Debt (ex-perpetual notes)	5,540.0	4,344.9	27.5%	5,423.3	2.2%
LTM EBITDA	1,747.7	1,283.7	36.2%	1,854.7	-5.8%
Net Debt (ex-perpetual notes)/LTM EBITDA	3.2 x	3.4 x	-0.2x	2.9 x	0.3 x
Gross Adjusted Debt / EBITDAR Annualized	5.3 x	5.4 x	-0.1x	5.1 x	0.2 x
Net Adjusted Debt3 / EBITDAR Annualized	4.6 x	4.8 x	-0.2x	4.3 x	0.3 x
Net Financial Commitments4 / EBITDAR Annualized	4.3 x	4.5 x	-0.2x	4.1 x	0.2 x

1 - Total minimum lease payments  / 2 – LTM Aircraft rent costs x7,  according to the market convention for average fleet age 3 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  4 - Debt (excluding perpetual notes) + LTM operational leasing expenses x 7 /; *3Q17 and 9M17 results has been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

13

Loans and financing

GOL maintained its cost of debt and liquidity levels during 3Q18 despite the 26.4% dollar increase in the quarter versus 3Q17. The Company registered total loans and financings as of September 30, 2018 of R$8.0 billion (including finance leases), a decrease of 0.3% versus 2Q18. The net debt/LTM EBITDA ratio (excluding perpetual notes) was 3.2x at the end of the period, compared to 2.9x of June 30, 2018. The average maturity of the Company's long-term debt in 3Q18, excluding finance leases and perpetual notes, was 3.6 years. Including the debenture issuance in October 2018, GOL’s average interest rate is 7.67% for local-currency debt, compared to 8.43% in 2Q18, and for the Dollar-dominated debt maintained stable at 6.76%.

Financial Debt amortization schedule - 3Q18 (R$ MM)¹

(1)    As of October 31, 2018. Including the Debenture issuance.

14

Environmental, Social and Governance (“ESG”) Information

GOL is reporting material ESG information of interest to investors according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry. The Company takes steps to address the emission of greenhouse gases (GHGs) from its flights and GOL empowers and inspires its customers and crewmembers to offset GHG emissions when they fly. In providing ESG information, GOL intends to encourage a stable, green, transparent marketplace.

The Company continuously looks for ways to become more fuel efficient and embrace efficient technologies. For example, early this quarter GOL announced a new contract for the acquisition of 15 additional MAX 8 jets, growing its total MAX orders to 133 jets, and the conversion of 30 current MAX 8 orders to 737 MAX 10 jets. This reflects the strategy of reducing operating costs by operating a standardized fleet and cutting fuel burn and emissions. The 737 MAX 8 consumes 15% less fuel than the 737-800 NG aircraft.

Environmental	9M18	2017	2016
Fuel
Total Fuel Consumed (GJ x 1000)	36,196	45,891	46,331
% Fuel Renewable	0	0	0
Total Fuel Consumed (liters x 1000 /ASK)	29.2	29.5	30.0
Fleet
Average age of fleet	9.8	9.2	8.0
Social	9M18	2017	2016
Labor Relations
Employee Gender (% Male/Female)	55/45	55/45	55/45
Age: Under 30 years (%)	24	26	27
Between 30 and 50 years (%)	65	63	63
Over 50 years (%)	11	11	10
Active workforce under collective-bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	0	0	0
Customer & Company Behavior
Customer Satisfaction Index (SMS score)	8.46	8.33	8.24
On-time Departures (%)	93.19	94.61	94.77
Flight Completion (%)	98.50	98.50	94.20
Lost Baggage (per 1000 pax)	1.97	2.06	2.23
Safety
Number of fatalities	0	0	0
Number of governmental enforcement actions and aviation safety	0	0	0
Governance	9M18	2017	2016
Management
Independent Directors (%)	44	44	44
Disclosure of compensation policy (available in the Reference Form)	✓	✓	✓
Participation of woman in command positions (%)	38	37	35
Committees and Policies
Number of Committees: all with independent members included	5	5	5
Compliance Policy (on IR website)	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓
Shareholder Meetings
Representation of voting capital at the shareholders meetings (%)	100	100	100

15

Recently issued but not yet adopted accounting standards – IFRS 16

The International Accounting Standards Board (IASB) issued in January 2016 the IFRS 16 - Leases as a new accounting standard, which will become mandatory on January 1, 2019. The Company has been evaluating the impact of this standard update. Below is preliminary quantitative analysis of certain indicators, based on currently available information, for the last twelve month period ended September 30, 2018, considering the new standards of IFRS 16. These figures have not been audited or been subject to a limited review by the Company’s independent auditors.

R$ (Billion)	Sep 30, 2018
		IFRS16 effects	Variation
LTM Aircraft Rent x 7 years	R$7.2	--	--
Gross Financial Debt	R$8.0	R$12.5 to R$13.5	R$4.5 to R$5.5
Gross Adjusted Debt	R$15.2	R$12.5 to R$13.5	-R$2.7 to -R$1.7
Total Cash	R$1.9	R$1.9	--
Net Adjusted Debt	R$13.3	R$10.6 to R$11.6	-R$2.7 to -R$1.7

LTM EBITDAR Margin	25%	25%	--
LTM EBITDA Margin	16%	25%	9 p.p.
LTM EBIT Margin	10%	14% to 15%	4 p.p. to 5 p.p.

Gross Adjusted Debt /LTM EBITDAR	5.5x	4.5x to 4.9x	-1.0x to -0.6x
Net Adjusted Debt /LTM EBITDAR	4.8x	3.8x to 4.2x	-1.0x to -0.6x
Net Adjusted Debt/LTM EBITDA	7.6x	3.8x to 4.2x	-3.8x to -3.4x

16

Outlook

Financial Outlook	2018E		2019E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	117	118	122 to 124	121 to 123
Total Operational fleet (average)	110	110	116	115
ASKs, System (% change)	1 to 2	1 to 2	5 to 10	5 to 10
- Domestic	0 to 2	0 to 2	1 to 3	1 to 3
- International	6 to 8	6 to 8	30 to 40	30 to 40
Seats, System (% change)	0 to 2	0 to 2	3 to 5	2 to 4
Departures, System (% change)	0 to 2	0 to 2	2 to 5	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81	79 to 81
Ancillary revenues[1] (R$ billion)	~ 1.0	~ 1.0	~ 1.3	~ 1.2
Total net revenues (R$ billion)	~ 11.5	~ 11.5	~ 12.5	~ 12.8
Non-fuel CASK (R$ cents)	~ 13.5	~ 13.5	~ 14	~ 14
Fuel liters consumed (mm)	~ 1,370	~ 1,370	~ 1,420	~ 1,420
Fuel price (R$/liter)	~ 2.9	~ 2.9	~ 2.9	~ 2.9
EBITDA margin (%)	~ 16	~ 16	~ 17	~ 17
Operating (EBIT) margin (%)	~ 11	~ 11	~ 12	~ 12
Net financial expense[2] (R$ mm)	~ 800	~ 800	~ 500	~ 500
Pre-tax margin[2] (%)	~ 4	~ 4	~ 8	~ 8
Effective income tax rate (%)	~ 23	~ 23	~ 10	~ 10
Minority interest[3] (R$ mm)	~289	~ 280	*	*
Capital expenditures, net (R$ mm)	~ 750	~ 750	~ 600	~ 600
Net Debt4 / EBITDA (x)	~ 2.8x	~ 2.6x	~ 2.5x	~ 2.5x
Aircraft rent (R$ mm)	~ 1,100	~ 1,100	~ 1,000	~ 1,000
Fully-diluted shares out. (million)	348.7	348.7	348.7	348.7
Earnings per share, fully diluted[2] (R$)	0.10 to 0.30	0.05 to 0.25	1.50 to 1.90	1.50 to 1.90
Earnings per share, fully diluted (R$)	(1.20) to (1.00)	(2.00) to (1.80)	1.50 to 1.90	1.50 to 1.90
Fully-diluted ADS out. (million)	174.4	174.4	174.4	174.4
Earnings per ADS, fully diluted[2] (US$)	0.05 to 0.15	0.03 to 0.10	0.80 to 1.20	0.80 to 1.20
Earnings per ADS, fully diluted (US$)	(0.60) to (0.50)	(1.10) to (1.00)	0.80 to 1.20	0.80 to 1.20

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses; (3) Average of analyst estimates (Source: Bloomberg); (4) Excluding perpetual bonds; (*) Not provided.

17

Income statement (R$ MM)*	3Q18	3Q17	% Change
Net operating revenues
Passenger	2,703.2	2,482.7	8.9%
Cargo and Other	189.2	187.9	0.7%
Total net operating revenues	2,892.4	2,670.6	8.3%
Operating Expenses
Salaries, wages and benefits	(486.8)	(479.2)	1.6%
Aircraft fuel	(1,063.2)	(699.3)	52.1%
Aircraft rent	(296.6)	(229.2)	29.4%
Passenger Costs	(122.4)	(109.3)	12.1%
Sales and marketing	(148.3)	(162.8)	-8.9%
Landing fees	(186.6)	(168.5)	10.7%
Services Provided	(165.0)	(157.0)	5.1%
Maintenance materials and repairs	(89.6)	(90.2)	-0.6%
Depreciation and amortization	(174.2)	(136.3)	27.8%
Other	20.7	(113.6)	NM
Total Operating Expenses	(2,712.1)	(2,345.3)	15.6%
Equity Income	0.2	0.1	58.9%
Operating Income	180.5	325.4	-44.5%
Financial Income (expense), net	(385.9)	28.7	NM
Income (Loss) before income taxes	(205.4)	354.1	NM
Current income tax	84.0	(43.3)	NM
Deferred income tax	(187.4)	179.4	NM
Net income (loss) before minority interest	(308.9)	490.2	NM
Smiles’ Minority interest	100.4	160.4	-37.4%
Net income (loss) after minority interest	(409.2)	329.9	NM
EPS in R$ after minority interest	(1.17)	0.95	NM
Earnings per ADS in US$ after minority interest	(0.59)	0.60	NM
Number of shares at the end of the period MM	348.8	347.7	0.3%

*3Q17 and 9M17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 3Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

18

Income statement (R$ MM)*	9M18	9M17	% Change
Net operating revenues
Passenger	7,648.3	6,857.7	11.5%
Cargo and Other	562.2	564.3	-0.4%
Total net operating revenues	8,210.5	7,422.0	10.6%
Operating Expenses
Salaries, wages and benefits	(1,381.1)	(1,274.9)	8.3%
Aircraft fuel	(2,740.1)	(2,064.8)	32.7%
Aircraft rent	(801.0)	(712.6)	12.4%
Passenger Costs	(346.0)	(324.9)	6.5%
Sales and marketing	(428.2)	(404.7)	5.8%
Landing fees	(542.1)	(488.0)	11.1%
Services Provided	(439.6)	(432.8)	1.6%
Maintenance materials and repairs	(288.8)	(310.6)	-7.0%
Depreciation and amortization	(489.8)	(361.9)	35.4%
Other	(26.5)	(444.1)	-94.0%
Total Operating Expenses	(7,483.2)	(6,819.2)	9.7%
Equity Income	0.4	0.3	38.5%
Operating Income	727.6	603.0	20.7%
Financial Income (expense). net	(1,865.0)	(496.2)	275.9%
Income (Loss) before income taxes	(1,137.4)	106.9	NM
Current income tax	(7.5)	(197.7)	-96.2%
Deferred income tax	(215.1)	406.4	NM
Net income (loss) before minority interest	(1,360.0)	315.6	NM
Smiles’ Minority interest	227.8	300.9	-24.3%
Net income (loss) after minority interest	(1,587.8)	14.7	NM
EPS in R$ after minority interest	(4.55)	0.04	NM
Earnings per ADS in US$ after minority interest	(2.53)	0.03	NM
Number of shares at the end of the period MM	348.8	347.7	0.3%

*3Q17 and 9M17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 3Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

19

Consolidated Balance Sheet (R$ 000)	Sep 30, 2018	Dec 31, 2017	% Change
ASSETS	10,556,956	10,004,748	5.5%
Current Assets	3,509,936	3,344,998	4.9%
Cash and cash equivalents	690,440	1,026,862	-32.8%
Short-term investments	929,582	955,589	-2.7%
Trade receivables	1,055,821	936,478	12.7%
Inventories	203,383	178,491	13.9%
Recoverable taxes	331,317	83,210	298.2%
Derivatives	161,735	40,647	297.9%
Other credits	137,658	123,721	11.3%
Non-Current Assets	7,047,020	6,659,750	5.8%
Deposits	1,551,057	1,163,759	33.3%
Restricted cash	313,807	268,047	17.1%
Recoverable taxes	20,008	7,045	184.0%
Deferred taxes	71,545	276,514	-74.1%
Other noncurrent assets	-	-	0.0%
Investments	1,693	1,333	27.0%
Property, plant and equipment	3,319,509	3,195,767	3.9%
Intangible assets	1,769,401	1,747,285	1.3%
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,556,956	10,004,748	5.5%
Current Liabilities	7,639,484	5,769,620	32.4%
Short-term debt	2,083,736	1,162,872	79.2%
Suppliers	1,586,725	1,249,124	27.0%
Suppliers – Forfaiting	352,793	78,416	NM
Salaries	353,529	305,454	15.7%
Taxes payable	129,940	134,951	-3.7%
Landing fees	230,881	365,651	-36.9%
Advance ticket sales	1,532,456	1,476,514	3.8%
Mileage program	816,468	765,114	6.7%
Advances from customers	294,965	21,718	NM
Provisions	70,424	46,561	51.3%
Derivatives	-	34,457	NM
Operational leases	152,037	28,387	NM
Other current liabilities	35,530	100,401	-64.6%
Non-Current Liabilities	7,418,367	7,323,649	1.3%
Long-term debt	5,920,508	5,942,795	-0.4%
Suppliers	157,710	222,026	-29.0%
Provisions	713,622	562,628	26.8%
Mileage program	196,509	188,204	4.4%
Deferred taxes	195,097	188,005	3.8%
Taxes payable	56,116	66,196	-15.2%
Operational leases	129,631	110,723	17.1%
Other noncurrent liabilities	49,174	43,072	14.2%
Shareholders' Equity	(4,500,895)	(3,088,521)	45.7%
Capital Stock	3,092,572	3,082,802	0.3%
Shares to Issue	167	-	0.0%
Share Issuance Costs	(155,618)	(155,618)	0.0%
Treasury shares	(126)	(4,168)	-97.0%
Capital reserves	88,476	88,762	-0.3%
Equity valuation adjustment	30,879	(79,316)	NM
Share-based payments reserve	112,603	119,308	-5.6%
Gain on change in investments	759,984	760,545	-0.1%
Accumulated losses	(8,898,926)	(7,312,849)	21.7%
Non-controlling interests	469,094	412,013	13.9%

20

Consolidated Cash Flow (R$000)	3Q18	3Q17	% Change
Net Income (loss) for the period	(308,852)	490,230	NM
Adjustment to reconcile net loss to net cash
Depreciation and amortization	174,200	136,307	27.8%
Allowance for doubtful accounts	2,695	1,497	80.0%
Provisions for legal proceedings	62,040	48,860	27.0%
Provision for inventory obsolescence	34	243	-86.0%
Deferred taxes	187,448	(179,431)	NM
Equity results	(205)	(129)	58.9%
Share-based payments	4,535	4,685	-3.2%
Exchange and monetary variations, net	223,298	(260,863)	NM
Interest on debt, financial lease and other liabilities	155,902	151,747	2.7%
Unrealized hedge results	(15,705)	(11,586)	35.6%
Provision for profit sharing	72,753	67,451	7.9%
Write-off of property, plant and equipment and intangible assets	(2,657)	16,304	NM
Other provisions	-	1,932	NM
Adjusted net income	555,486	467,247	18.9%
Changes in operating assets and liabilities:
Trade receivables	(132,293)	(104,340)	26.8%
Short-term investments	314,522	196,907	59.7%
Inventories	2,242	13,931	-83.9%
Deposits	(121,729)	110,893	NM
Suppliers	92,183	68,021	-79.8%
Suppliers - Forfaiting	(67,149)	64,393	-86.0%
Advance ticket sales	149,841	95,035	57.7%
Mileage program	2,855	19,107	-85.1%
Advances from customers	236,763	(129,369)	NM
Salaries	4,975	24,964	-80.1%
Landing fees	(30,817)	10,791	NM
Taxes payable	64,596	(3,615)	NM
Derivatives	(22,312)	(17,680)	26.2%
Provisions	(59,447)	(45,790)	29.8%
Operational leases	(18,912)	539	NM
Other assets (liabilities)	(224,889)	119,143	NM
Interest paid	(209,496)	(186,492)	11.1%
Income taxes paid	(44,595)	(18,984)	134.9%
Net cash flows from (used in) operating activities	491,824	684,701	-65.6%
Sale of interest in subsidiary, net of taxes	-	-	NM
Short-term investments of Smiles	(68,925)	(383,487)	-82.0%
Restricted cash	18,614	(26,683)	NM
Advances for property, plant and equipment acquisition, net	69,746	58,238	19.8%
Property, plant and equipment	(240,738)	(252,846)	-4.8%
Intangible assets	(40,414)	(7,651)	NM
Receipt of dividends	-	1,249	NM
Net cash flows from (used in) investing activities	(261,717)	(611,180)	-56.6%
Loan funding, net of issuance costs	28,348	100,709	-71.9%
Loan funding and exchange offer costs	(1,658)	-	NM
Loan payments	(111,842)	(84,205)	32.8%
Senior Notes early redemption	(6,361)	-	NM
Finance Lease payments	(63,022)	(82,792)	-23.9%
Treasury share buyback	-	-	NM
Dividends and interest equity paid to non-controlling interest	(4,799)	(6,947)	-30.9%
Capital increase	2,472	1,177	110.0%
Advance for future capital increase	(2,305)	355	NM
Net cash used in financing activities	(159,167)	(71,703)	122.0%
Foreign exchange variation on cash held in foreign currencies	4,179	31,676	NM
Net increase (decrease) in cash and cash equivalents	75,119	33,494	124.3%
Cash and cash equivalents at beginning of the period	615,321	568,711	8.2%
Cash and cash equivalents at the end of the period	690,440	602,205	14.7%

21

Consolidated Cash Flow (R$000)	9M18	9M17	% Change
Net Income (loss) for the period	(1,359,968)	315,611	NM
Adjustment to reconcile net loss to net cash
Depreciation and amortization	489,848	361,871	35.4%
Allowance for doubtful accounts	(2,307)	5,034	NM
Provisions for legal proceedings	194,058	122,038	59.0%
Provision for inventory obsolescence	4,940	856	NM
Deferred taxes	215,072	(406,440)	NM
Equity results	(360)	(260)	38.5%
Share-based payments	13,365	11,169	19.7%
Exchange and monetary variations, net	1,206,824	(153,041)	NM
Interest on debt, financial lease and other liabilities	495,891	434,118	14.2%
Unrealized hedge results	(42,403)	(11,094)	282.2%
Provision for profit sharing	72,753	67,975	7.0%
Write-off of property, plant and equipment and intangible assets	12,238	39,385	-68.9%
Other provisions	-	1,932	NM
Adjusted net income	1,299,951	789,154	64.7%
Changes in operating assets and liabilities:
Trade receivables	(113,530)	(205,289)	-44.7%
Short-term investments	459,506	256,949	78.8%
Inventories	(29,832)	(12,200)	144.5%
Deposits	(220,152)	55,024	NM
Suppliers	194,357	186,102	4.4%
Suppliers - Forfaiting	258,311	64,393	301.1%
Advance ticket sales	55,942	184,303	-69.6%
Mileage program	59,659	(41,267)	NM
Advances from customers	273,247	43,164	NM
Salaries	(24,678)	2,052	NM
Landing fees	(134,770)	109,373	NM
Taxes payable	142,286	363,678	-60.9%
Derivatives	(2,947)	(40,404)	-92.7%
Provisions	(173,333)	(190,077)	-8.8%
Operational leases	107,483	138,116	-22.2%
Other assets (liabilities)	(315,386)	33,507	NM
Interest paid	(407,126)	(436,153)	-6.7%
Income taxes paid	(161,269)	(151,942)	6.1%
Net cash flows from (used in) operating activities	1,267,719	1,148,483	10.4%
Sale of interest in subsidiary, net of taxes	-	59,309	NM
Short-term investments of Smiles	(298,116)	(123,813)	140.8%
Restricted cash	(42,100)	(89,798)	-53.1%
Advances for property, plant and equipment acquisition, net	(83,351)	55,914	NM
Property, plant and equipment	(684,372)	(542,252)	26.2%
Intangible assets	(55,956)	(28,989)	93.0%
Receipt of dividends	-	1,249	NM
Net cash flows from (used in) investing activities	(1,163,895)	(668,380)	74.1%
Loan funding, net of issuance costs	822,827	323,852	154.1%
Loan funding and exchange offer costs	(16,361)	-	NM
Loan payments	(189,122)	(316,677)	-40.3%
Senior Notes early redemption	(628,195)	-	NM
Finance Lease payments	(190,277)	(203,722)	-6.6%
Treasury share buyback	(15,929)	-	NM
Dividends and interest equity paid to non-controlling interest	(219,493)	(248,284)	-11.6%
Capital increase	9,770	1,177	NM
Capital increase of non-controlling	875	-	NM
Advance for future capital increase	167	1,492	-88.8%
Net cash used in financing activities	(425,738)	(442,162)	-3.7%
Foreign exchange variation on cash held in foreign currencies	(14,508)	2,057	NM
Net increase (decrease) in cash and cash equivalents	(336,422)	39,998	NM
Cash and cash equivalents at beginning of the period	1,026,862	562,207	82.6%
Cash and cash equivalents at the end of the period	690,440	602,205	14.7%

22

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

23

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued, but not yet adopted, accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information and estimates regarding the impact of recently issued, but not yet adopted, accounting standard IFRS 16 were not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

          Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.